UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Salary.com, Inc.
(Name of Subject Company)

Spirit Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
Kenexa Corporation
(Parent of Offeror)

Common Stock, $0.0001 par value per share	794006106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

John P. Duke, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania  19103-2799
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$79,720,873.37	$5,684.10

(1)
Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 18,045,912 shares of Salary.com, Inc. common stock outstanding (including 314,836 unvested restricted shares) multiplied by $4.07 per share which is the offer price, plus (b) $1,120,606.02, which is the intrinsic value of the outstanding options to purchase common stock (i.e., the excess of $4.07 over the per share option exercise price), plus (c) $5,148,952.93, which is the value of outstanding restricted stock units, plus (d) $4,452.58, which is the intrinsic value of the outstanding warrant to purchase common stock (i.e., the excess of $4.07 over the per share warrant price).

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued March 1, 2010, by multiplying the transaction value by 0.0000713.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: $5,684.10	Filing Parties: Kenexa Corporation and Spirit Merger Sub, Inc.
		Form of Registration No.: Schedule TO	Date Filed: September 2, 2010

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transactions subject to Rule 13e-3.
☑ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 2, 2010 (which, together with Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on September 13, 2010, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on September 16, 2010, Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on September 21, 2010, and Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on September 24, 2010, collectively constitute the “Schedule TO”) by (i) Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Kenexa”), and (ii) Kenexa.

The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-9 and 11.

The Offer to Purchaser is hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on September 30, 2010. The Depositary has advised us that 15,633,332 Shares were validly tendered and not validly withdrawn from the Offer, representing a total of approximately 86.8% of the outstanding Shares (79.3% of the outstanding Shares on a fully diluted basis).  Additionally, the Depositary has advised us that an additional 1,003,862 Shares have been validly tendered by notice of guaranteed delivery.  All Shares that were validly tendered and not validly withdrawn have been accepted for payment by the Purchaser.

Pursuant to the terms of the Merger Agreement, the Purchaser will exercise the Top-Up Option to purchase 21,067,796 Shares directly from Salary.com at a purchase price of $4.07 per Share.  These Shares represent the number of Shares sufficient, when added to the number of Shares purchased by the Purchaser in the Offer, to give the Purchaser ownership of one Share more than 90% of Salary.com’s outstanding Shares on a fully diluted basis.

As promptly as practicable following the exercise of the Top-Up Option, the Purchaser will be merged with and into Salary.com through a short-form merger under Delaware law, without the need for a vote or meeting of Salary.com’s remaining stockholders. Following the Merger, Salary.com will continue as the surviving corporation and a wholly owned subsidiary of Kenexa.  By virtue of the Merger, each issued and outstanding Share (other than Shares held by Kenexa or the Purchaser, Shares held by Salary.com and Shares held by stockholders who properly exercise their appraisal rights under applicable Delaware law) will be automatically converted into the right to receive $4.07 per Share, net to the holder in cash, without interest thereon and less any applicable withholding taxes, which is the same amount per Share that was paid in the Offer.  Following the Merger, the Shares will cease to be traded on the Nasdaq Capital Market.

On October 1, 2010, Kenexa issued a press release announcing the expiration of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.            Description

(a)(1)(J)	Press Release issued by Kenexa Corporation on October 1, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenexa Corporation

By:            /s/ NOORUDDIN S. KARSAN
Name:       Nooruddin S. Karsan
Title:         Chief Executive Officer
Date:         October 1, 2010

Spirit Merger Sub, Inc.

By:            /s/ DONALD F. VOLK
Name:       Donald F. Volk
Title:         President and Treasurer
Date:        October 1, 2010